CLARKESON RESEARCH, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED ECEMBER 31, 2016

Total stockholder's equity		$ 247,464
Non-allowable assets, deductions and charges:		
Prepaid expenses	$ 1,580	
Total non-allowable assets, deductions and charges		1,580
Net capital		$ 245,884
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $8,064)		$ 537
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 240,884
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 245,077
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 8,064
Percentage of aggregate indebtedness to net capital		3%
Ratio of aggregate indebtedness to net capital		0.03 to 1

See accompanying notes to the financial statements.